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                                  EXHIBIT 11.1

                            SCHMITT INDUSTRIES, INC.
                 SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE
                                   (UNAUDITED)


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                                                                  Three Months Ended
                                                          August 31, 1996    August 31, 1995


I.     Net income for period                                $  140,276           $  83,392
                                                            ----------          ----------
II.    Determination of shares

       Weighted average number of common shares
       outstanding                                           6,973,654           6,886,889

       Common equivalent shares                                243,542             177,034
       (determined using the "treasury stock" method)
       representing shares issuable upon exercise of
       employee stock options

       Weighted average number of shares used in             7,217,196           7,063,923
       calculation of primary income per share

       Shares issuable on exercise of stock options,           321,707              23,586
       net of shares assumed to be purchased out of
       proceeds at market price

       Weighted average number of shares used in fully
       diluted income per share                              7,538,903           7,087,509
                                                            ----------          ----------

III. Net income per common share and common share equivalent

       Primary                                                   .02                 .01

       Fully diluted                                             .02                 .01
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